

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2020

Dawn Dickson
Chief Executive Officer
Solutions Vending International, Inc.
997 N. Fourth Street
Columbus, OH 43201

> **Re: Solutions Vending International, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed June 18, 2020**
> **File No. 024-11184**

Dear Ms. Dickson:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2020 letter.

Amendment No. 2 to Offering Statement on Form S-1

Prospectus Cover Page, page 1

1. Please revise the offering price on the cover page to reflect the offering price per share after accounting for the cash commission paid by the investor to StartEngine Primary. Confirm that the cash commission will be included in the aggregate purchase price paid by an investor when calculating the maximum amount that non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act of 1933.

   You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jeffrey Marks